1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Appoints Dr. Shang-Yi Chiang as Senior Vice President of Research & Development
Hsinchu, Taiwan, R.O.C. — September 28, 2009 — TSMC (TWSE: 2330, NYSE: TSM) today announced the appointment of Dr. Shang-Yi Chiang as its Senior Vice President of Research & Development (R&D). Dr. Chiang will report directly to Dr. Morris Chang, TSMC Chairman and Chief Executive Officer.
“Dr. Shang-Yi Chiang first joined TSMC as Vice President of R&D in 1997, and successfully led the R&D team through the 0.25 micron, 0.18 micron, 0.13 micron, 90nm, and 65nm generations,” said Dr. Morris Chang. “However, he left TSMC temporarily three years ago to take care of his ailing father. Now that his father has passed away, he has returned to TSMC and will resume the responsibility of working with the rest of the executive team to maintain TSMC’s leadership in technology development and manufactuing excellence. I am confident that Dr. Chiang will continue to make significant contributions to TSMC’s future development.”
At the same time, TSMC also announced that in order to further strengthen the close cooperation between R&D and manufacturing, R&D Vice President Dr. Wei-Jen Lo will become Vice President of Advanced Technology Business and report to Dr. Mark Liu, Senior Vice President of Advanced Technology Business. In his prior position in charge of advanced technology manufacturing, Dr. Lo successfully brought the 90nm and 65nm technology nodes into volume production, and led the development of the 40nm technology node while serving in R&D. Upon returning to Advanced Technolgy Business, Dr. Lo will be responsible for further enhancing TSMC’s manufacturing competitiveness in advanced technologies developed by R&D to provide customers with better services.
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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Lijung Chang	Mr. Michael Kramer
VP & CFO, TSMC	Deputy Director	Principal Specialist	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-928-882607	ext. 7125039	ext. 7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-922-062-478	Mobile: 886-926-026632
		E-Mail: ljchang@tsmc.com	E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: September 28, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer